Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-213645

Relating to the Preliminary Prospectus Supplement dated February 26, 2018

(to Prospectus dated September 15, 2016)

Starbucks Corporation

$1,600,000,000

$1,000,000,000 3.100% Senior Notes due 2023

$600,000,000 3.500% Senior Notes due 2028

Pricing Term Sheet

February 26, 2018

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P/Fitch):*	A3/A-/A-

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	February 26, 2018

Settlement Date:	February 28, 2018 (T+2)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Manager:	Scotia Capital (USA) Inc.

Co-Managers:	Blaylock Van, LLC The Williams Capital Group, L.P.

Title:	3.100% Senior Notes due 2023	3.500% Senior Notes due 2028

Principal Amount:	$1,000,000,000	$600,000,000

Maturity Date:	March 1, 2023	March 1, 2028

Interest Payment Dates:	March 1 and September 1, beginning September 1, 2018	March 1 and September 1, beginning September 1, 2018

Interest Payment Record Dates:	February 15 and August 15	February 15 and August 15

Benchmark Treasury:	UST 2.625% due February 28, 2023	UST 2.750% due February 15, 2028

Benchmark Treasury Price/Yield:	100-02 3⁄4; 2.607%	99-02; 2.859%

Spread to Benchmark Treasury:	+50 basis points	+67 basis points

Yield to Maturity:	3.107%	3.529%

Coupon (Interest Rate):	3.100% per annum	3.500% per annum

Price to Public (Issue Price):	99.968%	99.757%

Optional Redemption:

The 2023 notes will be redeemable at the Issuer’s option at any time prior to February 1, 2023 (one month prior to their March 1, 2023 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2023 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2023 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 10 basis points, plus (B) accrued and unpaid interest on the 2023 notes being redeemed to the redemption date.

At any time on and after February 1, 2023 (one month prior to their March 1, 2023 maturity date), the Issuer may redeem some or all of the 2023 notes, at a redemption price equal to 100% of the principal amount of the 2023 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

The 2028 notes will be redeemable at the Issuer’s option at any time prior to December 1, 2027 (three months prior to their March 1, 2028 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2028 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2028 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 15 basis points, plus (B) accrued and unpaid interest on the 2028 notes being redeemed to the redemption date.

At any time on and after December 1, 2027 (three months prior to their March 1, 2028 maturity date), the Issuer may redeem some or all of the 2028 notes, at a redemption price equal to 100% of the principal amount of the 2028 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the 2023 notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2023 notes, to make an offer to purchase the 2023 notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the 2028 notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2028 notes, to make an offer to purchase the 2028 notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	855244AN9 / US855244AN97	855244AP4 / US855244AP46

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling J.P. Morgan Securities LLC collect at (212) 834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.